

Mail Stop 4628

October 23, 2017

Harlan H. Chappelle
President and Chief Executive Officer
Alta Mesa Holdings, LP
Alta Mesa Finance Services Corp.
15021 Katy Freeway, Suite 400
Houston, TX 77094

> **Re: Alta Mesa Holdings, LP**
> **Alta Mesa Finance Services Corp.**
> **Registration Statement on Form S-4**
> **Filed October 4, 2017**
> **File No. 333-220789**

Dear Mr. Chappelle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: William B. Nelson, Esq.
       Haynes and Boone LLP